Exhibit 99.1

Jiuzi Holdings Inc. Launches New Corporate Website

HANGZHOU, China, September 26, 2022 /PRNewswire/ -- Jiuzi Holdings, Inc. (NASDAQ: JZXN; the “Company”), a leading new energy vehicle (NEV) dealership group under the brand name “Jiuzi” in China, today announced that it has launched a new corporate website under the domain name of http://www.zjjzxn.com .

The new website was created to strengthen communication and branding with investors, customers, and business partners. The new site provides key information on JZXN including corporate and product information, corporate news, and important investor information such as access to SEC filings, corporate governance, press releases, and financial reports. The content of the website will be updated on a weekly basis by JZXN, in order to keep visitors informed of the most recent developments within the Company.

“We are pleased to launch our new corporate website, which will significantly enhance communication with the public, improve the visibility of our company in the U.S. marketplace and reinforce our commitment to transparency as a U.S. publicly traded company,” commented Mr. Shuibo Zhang, CEO of Jiuzi Holdings, Inc.

About Jiuzi Holdings, Inc.

Jiuzi Holdings, Inc., headquartered in Hangzhou, China, and established in 2017, franchises and operates retail stores under the brand name “Jiuzi” to sell New Energy Vehicles (“NEVs”) in third-fourth tier cities in China. The Company mainly sells battery-operated electric vehicles, and sources NEVs through more than twenty NEV manufacturers. It has 31 operating franchise stores and one company-owned store. For more information, visit the Company’s website at http://www.zjjzxny.cn/.

For more information, please contact:

Stephen Tong
Email: jiuzi@mana-ir.com